SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13(d)-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*
                                             ---

                                 Ceradyne, Inc.
          -----------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
          -----------------------------------------------------------
                         (Title of Class of Securities)


                                   156710 10 5
          -----------------------------------------------------------
                                 (CUSIP Number)

                               Douglas J. Cropsey
                               Ford Motor Company
              One American Road, Rm. 1038, Dearborn, Michigan 48126
                               Tel: (313) 337-3220

          -----------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 16, 2003
          -----------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing the information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

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CUSIP No.156710 10 5                   13D                           Page 2 of 5


------- -----------------------------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification No. of above persons (Entities Only)
        Ford Motor Company
        I.R.S. Identification Number: 38-0549190
------- -----------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                              (a) / /
                                                                                                      (b) / /
------- -----------------------------------------------------------------------------------------------------
3       SEC Use Only
------- -----------------------------------------------------------------------------------------------------
4       Source of Funds (See Instructions)
        Not Applicable
------- -----------------------------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or  2(e)              / /
------- -----------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
------------------------------ ---- -------------------------------------------------------------------------
          NUMBER OF            7    Sole Voting Power
           SHARES                   0
     BENEFICIALLY OWNED        ---- -------------------------------------------------------------------------
      BY EACH REPORTING        8    Shared Voting Power
           PERSON                   0
            WITH               ---- -------------------------------------------------------------------------
                               9    Sole Dispositive Power
                                    0
                               ---- -------------------------------------------------------------------------
                               10   Shared Dispositive Power
                                    0
------- -----------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        0
------- -----------------------------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)             / /
------- -----------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        0%
------- -----------------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
        CO
------- -----------------------------------------------------------------------------------------------------

CUSIP No.156710 10 5                   13D                           Page 3 of 5



     The Schedule 13D filed by Ford Motor Company ("Ford") on March 21, 1986, as amended by Amendment Number 1 to Schedule 13D filed by Ford dated February 12, 1988 and Amendment Number 2 to Schedule 13D filed by Ford dated February 28, 2002, in connection with Ford's acquisition of Common Stock of Ceradyne, Inc. (the "Issuer"), is amended as hereinafter provided.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, Ford no longer owns, beneficially or otherwise, any shares of Common Stock of the Issuer. On December 31, 2002, Ford entered into a Restricted Stock Purchase Agreement (the "Stock Purchase Agreement"), attached hereto as Exhibit A, between Ford and each of the private investment vehicles set forth on Exhibit A-1 of the Stock Purchase Agreement and each of the publicly-held entities registered as Investment Companies under the Investment Company Act of 1940 set forth on Exhibit A-2 of the Stock Purchase Agreement, pursuant to which Ford agreed to sell all of its shares of Common Stock of the Issuer in a private placement transaction.

     (b) Ford has no power to vote or direct the vote of any shares of the Issuer's Common Stock.

     (c) Ford has not had any transactions in the Common Stock of the Issuer other than the acquisition of 526,316 shares on March 11, 1986, the acquisition of 680,983 shares on February 12, 1988, the sale of 80,000 shares between June 14, 2001 and June 27, 2001, the sale of 99,999 shares between February 28, 2002 and March 5, 2002, and the sale of 99,999 shares between November 1, 2002 and December 16, 2002.


     (d)  Not Applicable.

     (e) On January 16, 2003, Ford ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     (a) Ford and the Issuer have entered into a Letter Agreement pursuant to which all of Ford's rights under the Stock Sale Agreement dated March 11, 1986, a copy of which was filed as Exhibit A to the original paper format Schedule 13D amended hereby (file number reference 00537271), pursuant to which Ford acquired its shares of Common Stock of the Issuer, including the right to acquire additional shares of the Issuer's Common Stock pursuant to Articles VI and X thereof, have been extinguished upon the completion of Ford's sale of all of the Issuer's Common Stock as reported in this schedule.

     (b) As a result of the sale by Ford of all of its shares of Common Stock of the Issuer, the Agreement dated March 11, 1986 relating to the voting of shares of Common Stock of the Issuer, a copy of which was filed as Exhibit B to the original paper format Schedule 13D amended hereby (file number reference 00537271), is no longer applicable.

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CUSIP No.156710 10 5                   13D                           Page 4 of 5

Item 7. Material to be Filed as Exhibits.

The following documents are appended hereto as Exhibits:

Designation     Description                             Method of Filing
-----------     -----------                             ----------------
Exhibit A       Restricted Share Purchase Agreement     Filed with this Schedule
                dated December 31, 2002





                                   SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated as of January 16, 2003.



FORD MOTOR COMPANY

By:/s/ Peter Sherry, Jr.
   ---------------------
Name: Peter Sherry Jr.

Title: Assistant Secretary

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CUSIP No.156710 10 5                   13D                           Page 5 of 5


                               INDEX TO EXHIBITS


Designation     Description                             Method of Filing
-----------     -----------                             ----------------
Exhibit A       Restricted Share Purchase Agreement     Filed with this Schedule
                dated December 31, 2002